EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ADGS ADVISORY, INC.

______________________________________________________

ADGS Advisory, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies on this 30th day of November, 2014, that:

FIRST: The first sentence of Article VI of the Certificate of Incorporation provides that the total number of shares of stock which the Corporation shall have authority to issue is 52,000,000, of which 50,000,000 shall be designated common stock, par value $0.0001 per share, and of which 2,000,000 shall be designated preferred stock, par value $0.0001 per share.

SECOND: The first sentence of Article VI of the Certificate of Incorporation be and it hereby is amended to read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 202,000,000, of which 200,000,000 shall be designated common stock, par value $0.0001 per share, and of which 2,000,000 shall be designated preferred stock, par value $0.0001 per share.”

THIRD: That the amendment was authorized by the unanimous written consent of the Board of Directors followed by written consent of the stockholders being given in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation of ADGS Advisory, Inc. has been executed by Li Lai Ying, Chief Executive Officer of the Corporation, as of the date first written above.

ADGS ADVISORY, INC.

By:	/s/ Li Lai Ying
Name:	Li Lai Ying
Title:	Chief Executive Officer